

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

August 9, 2006

Mr. Lars Pearl
Cigma Metals Corporation
1 Edith Place
Coolum Beach, Queensland, Australia 4573

>   **Re: Cigma Metals Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed June 6, 2006**
>   **File No. 0--27355**

Dear Mr. Pearl:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Haldeevskaja License, page 9

1.   Please remove your disclosure of proven and probable reserves at the Natalkinsk property to avoid investor confusion.

2.   We note that you have also provide disclosure in your discussion of other property interests where you refer to the exploration success or the existence of reserves at a property that is not owned by you. Please also remove these disclosures to avoid investor confusion.

Report of the Independent Accountant

3.   We note that the independent auditor issued its report in Vancouver, British
        Columbia, Canada, while the Company maintains its offices in Australia and
        Russia and that you are incorporated in Florida. To the extent that the auditor
        relied on the opinion of other auditors, this needs to be identified in the report and
        that audit report is required to be filed. Refer to Rule 2-05 of Regulation S-X and
        Note 2 to Item 310 of Regulation S-B. Tell us where the accounting records for
        the operations in Russia are maintained. Please provide us with more information
        regarding the manner in which the Canadian auditors audited the company's
        operations such that reliance on other auditors was not necessary.

4.   Please revise to include the report of the former auditor on the financial
        statements for the year ended December 31, 2004.

Stock Split

5.   Please revise to retroactively reflect the 2:1 stock split that took effect on May 15,
        2006 as it occurred before the financial statements were issued. Refer to SAB
        Topic 4:C.

Note 2 – Summary of Significant Accounting Policies, page F-8

6.   Please explain why "any potential costs related to the retirement of the
        Company's mineral property interests have not yet been determined."

Item 8A – Controls and Procedures, page 16

7.   Please revise the disclosure to reflect the revised requirements that the evaluation
        of the effectiveness of disclosure controls and procedures was made as of the end
        of the period covered by the report. See Item 307 of Regulation S-K and Rule
        13a-15(b) of the Exchange Act.

8.   Please revise to disclose any changes in the system of internal controls over
        financial reporting that could have a material affect as required by Item 308(c) of
        Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gabrielle Malits, Staff Accountant, at (202) 551-3702 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief